

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Mr. David T. Turner
Chairman of the Board and Chief Executive Officer
Hawthorn Bancshares, Inc.
300 Southwest Longview Boulevard
Lee's Summit, Missouri 64081

      Re: Hawthorn Bancshares, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 15, 2010
             Forms 10-Q for Fiscal Quarters Ended March 31, 2010,
             June 30, 2010 and September 30, 2010
             File No. 000-23636

Dear Mr. Turner,

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Amit Pande
                        Accounting Branch Chief